SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549



                          FORM 11-K





ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934





For the fiscal year ended December 31, 1998





Commission file number         1-13159





A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ENRON CORP. SAVINGS PLAN





B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         ENRON CORP.
                      1400 Smith Street
                    Houston, Texas  77002

                  ENRON CORP. SAVINGS PLAN



                                                      Page

Reports of Independent Public Accountants               3

Financial Statements:

  Statements of Net Assets Available for Plan
   Benefits as of December 31, 1998 and 1997            5
  Statement of Changes in Net Assets Available
   for Plan Benefits for the Year Ended
   December 31, 1998                                    6

Notes to Financial Statements                           7

Exhibit 1 - Statements of Net Assets Available for
 Plan Benefits, With Fund Information as of
 December 31, 1998 and 1997                            12

Exhibit 2 - Statement of Changes in Net Assets
 Available for Plan Benefits, With Fund Information
 for the Year Ended December 31, 1998                  16

Supplemental Schedules:
  Schedule I - Item 27a - Schedule of Assets Held
   for Investment Purposes as of December 31, 1998     18
  Schedule II - Item 27d - Schedule of Reportable
   Transactions for the Year Ended December 31, 1998   20

Signatures                                             21

Consents of Independent Public Accountants             22

          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
Enron Corp. Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Enron Corp. Savings Plan as of December 31, 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Enron Corp. Savings Plan as of December 31, 1998 and the changes in net assets available for plan benefits of the Enron Corp. Savings Plan for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, included as Schedule I, and reportable transactions for the year ended December 31, 1998, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                              ARTHUR ANDERSEN LLP

Houston, Texas
June 18, 1999

          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
Enron Corp. Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Enron Corp. Savings Plan as of December 31, 1997. The financial statement is the responsibility of the Committee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Enron Corp. Savings Plan as of December 31, 1997, in conformity with generally accepted accounting principles.




                              MIR FOX & RODRIGUEZ

Houston, Texas
May 15, 1998

                  ENRON CORP. SAVINGS PLAN
    STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              AS OF DECEMBER 31, 1998 AND 1997


                                              1998          1997
Assets
  Investments
     Short-term investments              $ 41,363,280   $ 14,805,567
     Enron Corp. Common Stock             311,122,953    276,878,236
     Enron Corp. Cumulative Second
      Preferred Convertible Stock          54,531,208     39,718,788
     Enron Oil & Gas Company Common
      Stock                                38,891,298     28,401,335
     Fixed income deposit contracts        70,735,945     75,824,447
     Fidelity Equity Income Fund           45,138,000     39,688,579
     Fidelity OTC Fund                     17,013,272     10,736,253
     Fidelity Balanced Fund                10,107,336      5,423,994
     Fidelity Growth & Income Fund         55,860,283     31,828,706
     Fidelity Magellan Fund                33,159,808     20,751,963
     Fidelity Growth Company Fund          26,232,591     20,074,399
     Fidelity Overseas Fund                 9,395,496      8,277,977
     Vanguard Growth Portfolio              9,578,810      4,806,197
     Vanguard Conservative Growth
      Portfolio                             3,117,912      1,534,047
     Vanguard Moderate Growth
      Portfolio                             3,375,675      2,003,379
     Participant loans                     16,660,655     16,800,915
                                          746,284,522    597,554,782

  Receivables
     Participant contributions and
      loan payments                         2,453,335      1,973,758
     Employer contributions                   301,968              -
     Rollover contributions                    76,913              -
     Accrued income receivable                575,680        280,656
                                            3,407,896      2,254,414

Net Assets Available for Plan Benefits   $749,692,418   $599,809,196


The accompanying notes are an integral part of these financial statements.

                  ENRON CORP. SAVINGS PLAN
    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
                          BENEFITS
            FOR THE YEAR ENDED DECEMBER 31, 1998


Additions:
  Contributions:
     Participant contributions              $ 30,825,704
     Employer contributions                    3,720,488
     Rollovers from other qualified plans     29,724,925
                                              64,271,117

  Net appreciation in fair value of
   investments                               133,674,154
  Interest income                              7,661,298
  Dividend income                             17,991,856
  Other, net                                      76,713

     Total Additions                         223,675,138

Deductions:
  Participant withdrawals                    (73,791,916)
     Total Deductions                        (73,791,916)

Net Increase in Assets                       149,883,222

Net Assets Available for Plan Benefits
 Beginning of Year                           599,809,196

 End of Year                                $749,692,418

The accompanying notes are an integral part of this financial statement.

                  ENRON CORP. SAVINGS PLAN

                NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF THE PLAN

   The following description of the Enron Corp. Savings
   Plan ("Savings Plan") provides only general information.
   Participants should refer to the plan document for a more complete description of the Savings Plan's provisions. The Savings Plan is a defined contribution plan subject to the provisions of the Employee
   Retirement Income Security Act of 1974, as amended,
   ("ERISA") and the Internal Revenue Code of 1986, as amended, (the "Code").

   Employee Contributions

   Enron Corp. ("Enron") offers eligible employees the opportunity to participate in the Savings Plan.
   Participation in the Savings Plan is voluntary and an eligible employee may participate the first day of the month following employment. However, an individual whose conditions of employment are governed by a collective bargaining agreement shall not be considered an employee for this purpose unless the collective bargaining agreement provides otherwise.

   Participants electing to participate in the Savings Plan who are not considered to be "highly compensated" as set forth in the Code may contribute amounts up to 14 percent of their normal pay on an after-tax or before-tax basis, or any combination thereof, up to the 14 percent maximum.

   Participants who are considered to be "highly compensated" may contribute amounts up to 11 percent of their normal pay. Contributions may be made on an after-tax or before-tax basis, or any combination thereof, up to a maximum of 11 percent. However, the maximum for before-tax contributions is limited to 8 percent subject to a maximum contribution amount of $10,000 for the plan year 1998 (and may be adjusted annually to reflect changes in the cost of living).

   Participants are immediately vested in their voluntary contributions and actual earnings thereon.

   Participants in the Savings Plan can allocate their contributions to one or more of the following funds:

     Enron Corp. Stock Fund
     Enron Oil & Gas Company ("EOG") Stock Fund
     Fixed Income Fund
     Fidelity Equity Income Fund
     Fidelity Growth & Income Fund
     Fidelity Domestic Funds
       Fidelity Balanced Fund
       Fidelity Growth Company Fund
       Fidelity Magellan Fund
       Fidelity OTC Fund
     Fidelity Overseas Fund
     Vanguard Growth Funds
       Vanguard Growth Portfolio
       Vanguard Conservative Growth Portfolio
       Vanguard Moderate Growth Portfolio

   See Exhibits 1 and 2 for individual fund information.

   The Savings Plan provides for daily account valuations as well as daily changes in contribution percentages, investment choices and transfers between funds, subject to certain limitations.

   Withdrawals and Participant Loans

   When a participant terminates employment with Enron, such participant may elect to receive a distribution of the balance in his account. The distribution can be in the form of a cash payment; distributions from the Enron or EOG stock funds may be in the form of a cash payment or in shares of Enron or EOG stock.

   The Savings Plan permits participants to obtain a loan with a term not to exceed 60 months from their account.
   The borrower may have two loans outstanding at any time, and the maximum amount of any loan shall not be less than $1,000 and shall not exceed the lesser of (a)
   $50,000 or (b) one-half the borrower's account balance.
   Loans bear interest at a rate of prime plus one percent.
   The interest rate for new loans was 8.75 percent and
   9.50 percent as of December 31, 1998 and 1997, respectively. Loan principal and interest repayments are made through payroll deductions. Withdrawals, distributions, and loans to participants are limited as specified by the Code and related Internal Revenue
   Service ("IRS") regulations.

   Employer Contributions

   Enron makes a non-discretionary match to the contributions of active employees. The matching contribution is 50 percent of the before-tax employee contributions which were not in excess of 2 percent of the employee's base monthly pay during the plan year
   1998. The percentage of the employee's base monthly pay increases to 4 percent in 1999 and 6 percent in 2000.
   Enron's matching contribution is invested in shares of Enron common stock, except for employees of EOG and its subsidiaries who can elect to have the matching contribution invested in either shares of EOG common stock or Enron common stock.

   Participants vest in the employer contributions immediately, but these amounts are non-participant directed and therefore may not be moved among funds.
   The employer's matching contributions and related earnings must remain in the form of Enron common stock or EOG common stock until the participant reaches age 50 or terminates employment and requests a total distribution. At December 31, 1998 and 1997, the balance of the non-participating portion of the Enron
   Corp. Stock Fund was $103,504,348 and $88,909,053,
   respectively. The balance of the non-participating portion of the EOG Stock Fund at December 31, 1998 was
   $279,908. There were no employer contributions to the EOG Stock Fund prior to January 1, 1998.

   Subsequent Event

   Effective July 1, 1999, as a result of business acquisitions made by Enron, several plans, including the Portland General Holdings, Inc. Retirement Savings Plan, will be merged into the Savings Plan. In connection with the planned merger, Savings Plan participants will have the choice of allocating contributions to six additional mutual funds and a self-directed brokerage account.

2. ACCOUNTING POLICIES

   Basis of Accounting

   In accordance with the provisions of the Savings Plan, the financial records and participants' annual valuations are determined on the accrual basis and the investments are presented at market value. Security transactions are recorded as of the trade date. The common stock owned by the Savings Plan is carried in each of the individual participants' accounts at cost.
   The market value of the Enron and EOG stock funds is determined by the closing price of such common stock as quoted in the listing of the New York Stock Exchange
   Composite Transactions as of the financial statement dates. The fixed income deposit contracts are valued at contract value, which equals cost, plus interest earned at the stated contract rate (the "crediting interest rate") less payments received and administrative expenses as of the financial statement dates (see Note
   3). The market value of the Fidelity and Vanguard mutual funds are based upon the net asset value of each such individual fund as of the financial statement dates. The market value of the Enron Corp. Cumulative
   Second Preferred Convertible Stock (the "Preferred
   Stock") is based upon the market value of the equivalent number of Enron common shares into which the Preferred
   Stock is convertible (see Note 3). The clearing account is utilized by the Savings Plan Administrator for pending transactions such as administrative expenses and distributions.

   Repayments of loans by participants are reinvested in the Savings Plan based upon the participant's investment election at the time of repayment; therefore, loans are shown as a receivable of the Savings Plan rather than a receivable of a particular investment fund.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   Risk and Uncertainties

   The Savings Plan provides for various investments in common stock, equity investments, short-term investments, mutual funds, and guaranteed and other investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

   Reclassifications

   Certain reclassifications have been made to prior year financial statements to conform to current year presentation.

3. INVESTMENTS

   Employee contributions to the Savings Plan are invested as designated by the employee.

   The Savings Plan permits the Enron Corp. Stock Fund to hold shares of the Preferred Stock in addition to Enron common stock. The Preferred Stock is convertible into Enron common stock at a fixed rate of 13.652 common shares for each preferred share. Participants in the Enron Corp. Stock Fund receive an equivalent annual preferred stock dividend in an amount equal to or greater than the dividend on the common stock.
   Distributions from the Enron Corp. Stock Fund are made in shares of Enron common stock or in cash.

   The Savings Plan's Fixed Income Fund invests in guaranteed investment contracts and other investment contracts, including synthetic instruments each consisting of an investment and a contract, issued by insurance companies. Both types of investment contracts, because they contain certain guaranteed liquidity provisions, are defined as benefit-responsive investments under generally accepted accounting principles. The estimated fair value of guaranteed and other investment contracts approximated contract value as of December 31, 1998 and 1997. The contractual component of the other investment contracts was not material as of December 31, 1998 and 1997, and has been reflected with the other investment contracts in the statements of net assets available for plan benefits.

   The crediting interest rate for the guaranteed investment contracts is established at the time of the purchase of the contract and does not vary throughout the duration of the contract. The crediting interest rate for the other investment contracts is reset quarterly based upon the terms of the contract and the performance of the underlying assets. As of December
   31, 1998 and 1997, the crediting interest rate for the Fixed Income Fund was 6.33 percent and 6.28 percent, respectively. The aggregate yield for the Fixed Income
   Fund was 6.36 percent for 1998.

   The Fixed Income Fund is managed by Dwight Asset
   Management Company.

   The Fidelity mutual funds are managed by Fidelity
   Investments, a registered investment advisor.  The
   Vanguard mutual funds are managed by The Vanguard Group, a registered investment advisor.

4. ROLLOVERS FROM OTHER QUALIFIED PLANS

   During 1998, participants in the Savings Plan transferred approximately $21.1 million by means of direct trust-to-trust transfers from the Enron Corp.
   Employee Stock Ownership Plan to the Savings Plan.

5. FEDERAL INCOME TAXES

   No provision for Federal income taxes is required since the Savings Plan is a qualified plan under Section
   401(a) and its related trust is tax-exempt under Section
   501(a) of the Code. A favorable determination letter, dated March 5, 1996, was received from the IRS stating that the plan, as amended and restated through December
   31, 1994, is a qualified plan and its related trust is tax-exempt. The Savings Plan has been amended since receiving the determination letter. However, the Savings Plan's administrator believes that the Savings
   Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

   Enron may deduct for Federal income tax purposes the amount of its contributions to the Savings Plan, and neither such contributions to the Savings Plan nor the income of the funds will be taxable to a participant as income prior to the time that such participant receives a distribution thereof from the Savings Plan. A participant is not taxed on his tax deferred contributions to the Savings Plan until the participant receives a distribution thereof from the Savings Plan.
   The participant's taxability is in accordance with the Code. Generally, the Code imposes on distributions from the Savings Plan made to a participant before age 59
   1/2, death, or disability, a penalty tax equal to 10 percent of the amount of the distribution that is includable in the participant's gross income.

6. PLAN TERMINATION

   Although it has not expressed any intent to do so, Enron has the right under the Savings Plan to discontinue its contributions at any time and to terminate the Savings
   Plan subject to the provisions of ERISA.

7. TRUSTEE

   Northern Trust Company ("Northern") serves as the
   Trustee of the Savings Plan. Enron and the Savings Plan participants pay all of the administrative expenses of the Savings Plan.

                                                                       EXHIBIT 1
                            ENRON CORP. SAVINGS PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1998


                                        Non-Participant Directed                   Participant Directed
                                                Enron Oil &                             Enron Oil &
                                   Enron Corp.  Gas Company   Clearing    Enron Corp.   Gas Company       Fixed
       Assets                      Stock Fund   Stock Fund    Account     Stock Fund    Stock Fund     Income Fund

Investments:
  Short-term investments          $  1,571,224   $ 15,050   $  717,905   $  3,153,772   $ 2,075,946   $ 33,829,383
  Enron Corp. Common Stock         101,560,345          -      311,618    209,250,990             -              -
  Enron Corp. Cumulative Second
   Preferred Convertible Stock               -          -            -     54,531,208             -              -
  Enron Oil & Gas Company
   Common Stock                              -    244,003          673              -    38,646,622              -
  Fixed income deposit contracts             -          -            -              -             -     70,735,945
  Fidelity Equity Income Fund                -          -            -              -             -              -
  Fidelity OTC Fund                          -          -            -              -             -              -
  Fidelity Balanced Fund                     -          -            -              -             -              -
  Fidelity Growth & Income Fund              -          -            -              -             -              -
  Fidelity Magellan Fund                     -          -            -              -             -              -
  Fidelity Growth Company Fund               -          -            -              -             -              -
  Fidelity Overseas Fund                     -          -            -              -             -              -
  Vanguard Growth Portfolio                  -          -            -              -             -              -
  Vanguard Conservative Growth
   Portfolio                                 -          -            -              -             -              -
  Vanguard Moderate Growth
   Portfolio                                 -          -            -              -             -              -
  Participant loans                          -          -            -              -             -              -
     Total Investments             103,131,569    259,053    1,030,196    266,935,970    40,722,568    104,565,328

Receivables:
  Participant contributions
   and loan payments                         -          -            -        737,495       143,816        357,477
  Employer contributions               281,228     20,740            -              -             -              -
  Rollover contributions                     -          -            -         33,315             -              -
  Transfers between funds, net               -          -            -       (366,931)      156,711          2,497
  Accrued income receivable             91,551        115            -        236,256        16,932        190,954
     Total Receivables                 372,779     20,855            -        640,135       317,459        550,928

Net Assets Available for
 Plan Benefits                    $103,504,348   $279,908   $1,030,196   $267,576,105   $41,040,027   $105,116,256

This exhibit is an integral part of the accompanying financial statements.

                                                           EXHIBIT 1 - Continued

                                                           Participant Directed
                                                 Fidelity
                                   Fidelity      Growth &      Fidelity      Fidelity     Vanguard
                                    Equity        Income       Domestic      Overseas      Growth      Participant       1998
       Assets                     Income Fund      Fund          Funds         Fund        Funds          Loans        Combined

Investments:
  Short-term investments          $         -   $         -   $         -   $        -   $         -   $         -   $ 41,363,280
  Enron Corp. Common Stock                  -             -             -            -             -             -    311,122,953
  Enron Corp. Cumulative Second
   Preferred Convertible Stock              -             -             -            -             -             -     54,531,208
  Enron Oil & Gas Company
   Common Stock                             -             -             -            -             -             -     38,891,298
  Fixed income deposit contracts            -             -             -            -             -             -     70,735,945
  Fidelity Equity Income Fund      45,138,000             -             -            -             -             -     45,138,000
  Fidelity OTC Fund                         -             -    17,013,272            -             -             -     17,013,272
  Fidelity Balanced Fund                    -             -    10,107,336            -             -             -     10,107,336
  Fidelity Growth & Income Fund             -    55,860,283             -            -             -             -     55,860,283
  Fidelity Magellan Fund                    -             -    33,159,808            -             -             -     33,159,808
  Fidelity Growth Company Fund              -             -    26,232,591            -             -             -     26,232,591
  Fideltiy Overseas Fund                    -             -             -    9,395,496             -             -      9,395,496
  Vanguard Growth Portfolio                 -             -             -            -     9,578,810             -      9,578,810
  Vanguard Conservative Growth
   Portfolio                                -             -             -            -     3,117,912             -      3,117,912
  Vanguard Moderate Growth
   Porfolio                                 -             -             -            -     3,375,675             -      3,375,675
  Participant loans                         -             -             -            -             -    16,660,655     16,660,655
     Total Investments             45,138,000    55,860,283    86,513,007    9,395,496    16,072,397    16,660,655    746,284,522

Receivables:
  Participant contributions
   and loan payments                  278,591       435,671       677,630       96,250       170,139      (443,734)     2,453,335
  Employer contributions                    -             -             -            -             -             -        301,968
  Rollover contributions                8,796             -             -            -        34,802             -         76,913
  Transfers between funds, net        (39,862)       15,824       210,030       (1,024)       22,755             -              -
  Accrued income receivable             7,195         9,927        17,707        2,205         2,838             -        575,680
     Total Receivables                254,720       461,422       905,367       97,431       230,534      (443,734)     3,407,896

Net Assets Available for Plan
 Benefits                         $45,392,720   $56,321,705   $87,418,374   $9,492,927   $16,302,931   $16,216,921   $749,692,418

This exhibit is an integral part of the accompanying financial statements.

                                                           EXHIBIT 1 - Continued
                            ENRON CORP. SAVINGS PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1997


                                     Non-Participant                        Participant Directed
                                         Directed                           Enron Oil &                 Fidelity
                                   Enron Corp.  Clearing    Enron Corp.    Gas Company     Fixed        Equity
       Assets                      Stock Fund    Account    Stock Fund     Stock Fund   Income Fund   Income Fund

Investments:
  Short-term investments          $ 1,396,588   $863,692   $  3,658,668   $   990,047   $ 7,896,572   $         -
  Enron Corp. Common Stock         87,446,119          -    189,432,117             -             -             -
  Enron Corp. Cumulative Second
   Preferred Convertible Stock              -          -     39,718,788             -             -             -
  Enron Oil & Gas Company
   Common Stock                             -          -              -    28,401,335             -             -
  Fixed income deposit contracts            -          -              -             -    75,824,447             -
  Fidelity Equity Income Fund               -          -              -             -             -    39,688,579
  Fidelity OTC Fund                         -          -              -             -             -             -
  Fidelity Balanced Fund                    -          -              -             -             -             -
  Fidelity Growth & Income Fund             -          -              -             -             -             -
  Fidelity Magellan Fund                    -          -              -             -             -             -
  Fidelity Growth Company Fund              -          -              -             -             -             -
  Fidelity Overseas Fund                    -          -              -             -             -             -
  Vanguard Growth Portfolio                 -          -              -             -             -             -
  Vanguard Conservative Growth
   Portfolio                                -          -              -             -             -             -
  Vanguard Moderate Growth
   Portfolio                                -          -              -             -             -             -
  Participant loans                         -          -              -             -             -             -
     Total Investments             88,842,707    863,692    232,809,573    29,391,382    83,721,019    39,688,579

Receivables:
  Participant contributions and
  loan payments                             -          -        672,821       133,875       367,014       241,449
  Transfers between funds, net              -          -       (733,559)     (804,572)    1,616,684      (106,057)
  Accrued income receivable            66,346          -        173,812         6,555        33,943             -
     Total Receivables                 66,346          -        113,074      (664,142)    2,017,641       135,392

Net Assets Available for Plan
 Benefits                         $88,909,053   $863,692   $232,922,647   $28,727,240   $85,738,660   $39,823,971

This exhibit is an integral part of the accompanying financial statements.

                                                           EXHIBIT 1 - Continued

                                                        Participant Directed
                                   Fidelity
                                   Growth &       Fidelity     Fidelity     Vanguard
                                    Income        Domestic     Overseas      Growth     Participant       1997
       Assets                        Fund          Funds         Fund        Funds         Loans        Combined

Investments:
  Short-term investments          $         -   $         -   $        -   $        -   $         -   $ 14,805,567
  Enron Corp. Common Stock                  -             -            -            -             -    276,878,236
  Enron Corp. Cumulative Second
   Preferred Convertible Stock              -             -            -            -             -     39,718,788
  Enron Oil & Gas Company
   Common Stock                             -             -            -            -             -     28,401,335
  Fixed income deposit contracts            -             -            -            -             -     75,824,447
  Fidelity Equity Income Fund               -             -            -            -             -     39,688,579
  Fidelity OTC Fund                         -    10,736,253            -            -             -     10,736,253
  Fidelity Balanced Fund                    -     5,423,994            -            -             -      5,423,994
  Fidelity Growth & Income Fund    31,828,706             -            -            -             -     31,828,706
  Fidelity Magellan Fund                    -    20,751,963            -            -             -     20,751,963
  Fidelity Growth Company Fund              -    20,074,399            -            -             -     20,074,399
  Fidelity Overseas Fund                    -             -    8,277,977            -             -      8,277,977
  Vanguard Growth Portfolio                 -             -            -    4,806,197             -      4,806,197
  Vanguard Conservative Growth
   Portfolio                                -             -            -    1,534,047             -      1,534,047
  Vanguard Moderate Growth
   Portfolio                                -             -            -    2,003,379             -      2,003,379
  Participant loans                         -             -            -            -    16,800,915     16,800,915
     Total Investments             31,828,706    56,986,609    8,277,977    8,343,623    16,800,915    597,554,782

Receivables:
  Participant contributions
   and loan payments                  263,856       498,577       96,108      110,295      (410,237)     1,973,758
  Transfers between funds, net         21,039        15,407      (62,621)      53,679             -              -
  Accrued income receivable                 -             -            -            -             -        280,656
     Total Receivables                284,895       513,984       33,487      163,974      (410,237)     2,254,414

Net Assets Available for Plan
 Benefits                         $32,113,601   $57,500,593   $8,311,464   $8,507,597   $16,390,678   $599,809,196

This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 2
                            ENRON CORP. SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1998

                                        Non-Participant Directed                         Participant Directed
                                                Enron Oil &                             Enron Oil &                    Fidelity
                                   Enron Corp.  Gas Company  Clearing     Enron Corp.   Gas Company       Fixed         Equity
       Assets                      Stock Fund    Stock Fund   Account     Stock Fund    Stock Fund     Income Fund    Income Fund

Contributions:
  Participant contributions       $          -   $      -   $        -   $  6,269,683   $ 1,593,488   $  3,663,190   $ 3,606,548
  Employer contributions             3,447,318    273,170            -              -             -              -             -
  Rollovers from other
   qualified plans                           -          -            -     21,950,143       134,271      1,275,839       623,083

Net appreciation in fair
 value of investments               32,100,392     66,099            -     77,461,439    (3,564,955)             -     2,411,657

Interest income                              -          -            -        289,991        92,739      5,848,012         7,195
Dividend income                      1,811,966      2,885            -      4,668,400       173,378              -     2,600,514

Transfers between funds, net        (7,499,691)         -            -    (46,234,447)   15,191,968     21,716,635      (210,852)
Other, net                              (2,129)         -      166,504         19,227       (25,518)        29,021       (23,594)

     Total Additions                29,857,856    342,154      166,504     64,424,436    13,595,371     32,532,697     9,014,551

Loans to participants, net
 of repayments                          58,325        (95)           -        619,577        75,065        359,522       (26,129)
Participant withdrawals            (15,320,886)   (62,151)           -    (30,390,555)   (1,357,649)   (13,514,623)   (3,419,673)

     Total Deductions              (15,262,561)   (62,246)           -    (29,770,978)   (1,282,584)   (13,155,101)   (3,445,802)

Net Increase (Decrease)             14,595,295    279,908      166,504     34,653,458    12,312,787     19,377,596     5,568,749

Net Assets Available for Plan
 Benefits
  Beginning of Year                 88,909,053          -     863,692     232,922,647    28,727,240     85,738,660    39,823,971

  End of Year                     $103,504,348   $279,908   $1,030,196   $267,576,105   $41,040,027   $105,116,256   $45,392,720

This exhibit is an integral part of the accompanying financial statements.

                                                           EXHIBIT 2 - Continued

                                               Participant Directed
                                    Fidelity
                                    Growth &      Fidelity     Fidelity       Vanguard
                                     Income       Domestic     Overseas        Growth    Participant       1998
       Assets                         Fund          Funds        Fund          Funds        Loans        Combined

Contributions:
  Participant contributions       $ 4,710,454   $ 7,721,650   $1,291,080   $ 1,969,611   $         -   $ 30,825,704
  Employer contributions                    -             -            -             -             -      3,720,488
  Rollovers from other qualified
   plans                            2,017,371     2,562,158      253,563       908,497             -     29,724,925

Net appreciation in fair value
 of investments                     8,258,058    14,498,330      818,345     1,624,789             -    133,674,154

Interest income                         9,927        17,707        2,205         2,838     1,390,684      7,661,298
Dividend income                     2,836,957     5,101,301      186,205       610,250             -     17,991,856

Transfers between funds, net        9,714,722     4,750,335     (752,155)    3,323,485             -              -
Other, net                            (26,202)      (44,280)      (6,027)      (10,289)            -         76,713

     Total Additions               27,521,287    34,607,201    1,793,216     8,429,181     1,390,684    223,675,138

Loans to participants, net of
 repayments                          (150,710)      (36,071)      26,743        36,512      (962,739)             -
Participant withdrawals            (3,162,473)   (4,653,349)    (638,496)     (670,359)     (601,702)   (73,791,916)

     Total Deductions              (3,313,183)   (4,689,420)    (611,753)     (633,847)   (1,564,441)   (73,791,916)

Net Increase (Decrease)            24,208,104    29,917,781    1,181,463     7,795,334      (173,757)   149,883,222

Net Assets Available for Plan
 Benefits
  Beginning of Year                32,113,601    57,500,593    8,311,464     8,507,597    16,390,678    599,809,196

  End of Year                     $56,321,705   $87,418,374   $9,492,927   $16,302,931   $16,216,921   $749,692,418

This exhibit is an integral part of the accompanying financial statements.

                                                                      SCHEDULE I

                            ENRON CORP. SAVINGS PLAN
                           EIN 47-0255140 PLAN NO. 333

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

                                             (c)DESCRIPTION OF INVESTMENT
                                                       SHARES OR   MATURITY  INTEREST
(a)(b)IDENTITY OF ISSUE                                PAR VALUE     DATE      RATE      (d)COST     (e)CURRENT VALUE

SHORT-TERM INVESTMENTS:
  MORGAN STANLEY         STABLE VALUE II                  622,341                      $  6,223,408    $  6,223,408
  NORTHERN TRUST         COLLECTIVE STOCK INDEX FUND   13,944,025                        13,944,025      13,944,025
  SEI                    STABLE ASSET FUND             21,195,847                        21,195,847      21,195,847
     TOTAL                                                                             $ 41,363,280    $ 41,363,280

COMMON STOCKS:
* ENRON CORP.            COMMON STOCK                   5,452,319                       $90,835,245    $311,122,953
* ENRON CORP.            CUMULATIVE SECOND PREFERRED
                          CONVERTIBLE STOCK                70,000                        20,181,998      54,531,208
* ENRON OIL & GAS
   COMPANY               COMMON STOCK                   2,254,568                        41,793,328      38,891,298
                                                                                       $152,810,571    $404,545,459

REGISTERED INVESTMENT
 COMPANIES:
  FIDELITY INVESTMENTS   EQUITY INCOME FUND               812,565                      $ 36,143,373    $ 45,138,000
  FIDELITY INVESTMENTS   OTC FUND                         389,944                        13,344,561      17,013,272
  FIDELITY INVESTMENTS   BALANCED FUND                    617,808                         9,620,592      10,107,336
  FIDELITY INVESTMENTS   GROWTH & INCOME FUND           1,218,593                        42,865,205      55,860,283
  FIDELITY INVESTMENTS   MAGELLAN FUND                    274,457                        25,568,519      33,159,808
  FIDELITY INVESTMENTS   GROWTH COMPANY FUND              514,163                        21,853,033      26,232,591
  FIDELITY INVESTMENTS   OVERSEAS FUND                    261,131                         8,638,619       9,395,496
  THE VANGUARD GROUP     GROWTH PORTFOLIO                 509,782                         8,446,217       9,578,810
  THE VANGUARD GROUP     CONSERVATIVE GROWTH PORTFOLIO    211,959                         2,953,707       3,117,912
  THE VANGUARD GROUP     MODERATE GROWTH PORTFOLIO        200,217                         3,036,825       3,375,675
     TOTAL                                                                             $172,470,651    $212,979,183

*Designates party-in-interest

                                                                      SCHEDULE I

                            ENRON CORP. SAVINGS PLAN
                           EIN 47-0255140 PLAN NO. 333

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

                               (c)DESCRIPTION OF INVESTMENT
                                                           SHARES OR    MATURITY   INTEREST
(a)(b)IDENDITY OF ISSUE                                    PAR VALUE      DATE       RATE      (d)COST    (e)CURRENT VALUE

FIXED INCOME DEPOSIT CONTRACTS:
  JOHN HANCOCK MUTUAL LIFE
   INSURANCE CO.                 GAC 7374                 $ 8,059,037    3/31/00     6.49%   $ 8,059,037     $ 8,059,037
  JOHN HANCOCK MUTUAL LIFE
   INSURANCE CO.                 14447                      6,000,000   12/15/03     6.10%     6,000,000       6,000,000
  PEOPLES SECURITY               BDA00149TR-1               9,701,263    5/15/01     6.66%     9,701,263       9,701,263
  PEOPLES SECURITY               BDA00149TR-8               3,946,886    5/15/01     6.66%     3,946,886       3,946,886
  PEOPLES SECURITY               BDA00149TR-6               3,606,331    5/15/01     6.66%     3,606,331       3,606,331
  PEOPLES SECURITY               BDA00437FR                 4,799,731    6/30/99     7.33%     4,799,731       4,799,731
  PEOPLES SECURITY               BDA00149TR-11              3,368,972    5/15/01     6.66%     3,368,972       3,368,972
  PRINCIPAL LIFE                 4-20383                    4,884,636    9/18/00     6.30%     4,884,636       4,884,636
  PROVIDENT LIFE                 627-5578                   5,505,363    1/31/99     5.21%     5,505,363       5,505,363
  STATE STREET BANK              97-053B                    7,848,666   10/15/05     7.01%     7,848,666       7,848,666
  SUNLIFE OF CANADA
   INSURANCE                     S-0885-G                  11,128,348    6/30/00     5.42%    11,128,348      11,128,348
  TRANSAMERICA LIFE              51362-00                      36,554   12/15/01     6.10%        36,554          36,554
  TRANSAMERICA LIFE              51313-00                   1,850,158   12/31/99     6.15%     1,850,158       1,850,158
     TOTAL                                                                                   $70,735,945     $70,735,945

LOANS TO PARTICIPANTS:
* ENRON CORP. SAVINGS PLAN       Plan participant loans,
                                  interest rates ranging
                                  from 7% to 10.5%                                           $16,660,655     $16,660,655


*Designates party-in-interest

                                                                     SCHEDULE II

                            ENRON CORP. SAVINGS PLAN
                           EIN 47-0255140 PLAN NO. 333

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                                                IN-KIND      COST OF
(a)IDENTITY OF   (b)DESCRIPTION OF   (c)PURCHASE     IN-KIND       (d)SELLING   (g)COST OF     EXCHANGES     ASSETS     (i)NET GAIN
PARTY INVOLVED      TRANSACTION         PRICE(1)   EXCHANGES IN      PRICE(2)     ASSETS          OUT       EXCHANGED      (LOSS)

ENRON CORP.      COMMON STOCK
                   PURCHASES         $11,114,803   $26,170,165    $         -   $11,114,803   $         -   $9,296,727   $         -
                   SALES                       -             -     71,727,338    23,325,266    26,373,943    9,593,996    65,182,019

ENRON OIL &
 GAS CO.         COMMON STOCK
                   PURCHASES          42,743,915             -              -    42,743,915             -            -            -
                   SALES                       -             -     27,968,932    29,414,533       786,836      839,527   (1,498,292)

FIDELITY
 INVESTMENTS     GROWTH & INCOME FUND
                   PURCHASES          24,825,095             -              -    24,825,095             -            -            -
                   SALES                       -             -      9,051,576     7,285,094             -            -    1,766,482






(1) Purchase price includes transaction expenses incurred. The current value of assets on transaction date is equal to the purchase price.
(2) Selling price is net of transaction expenses. The current value of assets on transaction date is equal to the selling price.




NOTE: This schedule is a listing of series of transactions in the same security which exceeded 5% of the market value of Plan assets held on January 1, 1998. The trustee initiates and consummates all investment transactions. There were no reportable single transactions which exceed 5% of the market value of Plan assets held on January 1, 1998.

                         SIGNATURES



   Pursuant to the requirements of the Securities Exchange
Act of 1934, members of the Administrative Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


ENRON CORP. SAVINGS PLAN


By:  JAMES S. PRENTICE
     Chairman of the Administrative Committee




June 29, 1999

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Annual Report on Form 11-K of the Enron Corp. Savings Plan into the Company's previously filed Form S-8 Registration Statement Nos. 33-13397 (Enron Corp. Savings Plan), 33-34796 (Enron Corp. Savings Plan) and 33-52261 (Enron Corp. Savings
Plan).



                              ARTHUR ANDERSEN LLP

Houston, Texas
June 29, 1999

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Annual Report on Form 11-K of the Enron Corp. Savings Plan into the Company's previously filed Form S-8 Registration Statement Nos. 33-13397 (Enron Corp. Savings Plan), 33-34796 (Enron Corp. Savings Plan) and 33-52261 (Enron Corp. Savings
Plan).



                              MIR FOX & RODRIGUEZ

Houston, Texas
June 29, 1999